Mail Stop 4-7

      April 12, 2005

Steven L. Childers
Chief Financial Officer
Consolidated Communications Illinois Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

	RE:	Consolidated Communications Illinois Holdings, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
		Filed March 30, 2005
		File No. 333-121086

Dear Mr. Childers:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

Form S-1

Dividend Policy and Restrictions, page 33

Pro forma Bank EBITDA and Estimated Cash Available to Pay
Dividends,
page 37

1. We believe it is not appropriate to include pro forma adjustments associated with your initial public offering in the calculation of pro forma EBITDA and estimated cash available to pay dividends as presented on page 37. Revise the pro forma adjustment described in
Note 12 to exclude the adjustments of $3,882 for the restatement of the restricted plan and $5,000 for professional service fees.

However, if these are permitted adjustments to Bank EBITDA, as defined in your amended and restated credit agreement, you may include these as adjustments in your calculation of pro forma Bank EBITDA, providing that you further revise your calculation of estimated cash available to pay dividends to subtract the cash costs attributed to these adjustments.

2. We believe it is not appropriate to exclude cash costs that were incurred in historical periods from your table on page 37 since the purpose of this table is to depict your ability to pay dividends in historical periods if your current dividend policy had been in place during those periods. Revise your calculation of estimated cash available to pay dividends as presented in the table on page 37 to subtract retention bonuses, severance costs, and cash items attributed to the acquisition of TXUCV from pro forma bank EBITDA.

Management, page 118

      Long Term Incentive Plan, page 123

3. We note the new disclosure of the incentive plan that the board intends to adopt upon completion of the offering. To the extent possible, provide more specific disclosure about the parameters that you will evaluate in determining whether cash bonuses are to be paid.
Are the bonuses based on revenue levels or earnings goals that can be expressed in qualitative terms?

Certain Relationships and Related Party Transactions, page 130

4. We note your response to prior comment 22. In addition to the example provided in our prior comment, we also believe that disclosing whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties assists investors in understanding to what extent you enter into transactions where persons or entities derive a benefit from a non-independent relationship with you. This disclosure also provides context with regard to the economic substance of the transaction. Accordingly, we believe you should provide the requested disclosure.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
P-1

      Note 7.  Restricted Share Plan, page P-9

5. We note your response to comment 26. We refer to the charge of $11.6 million to additional paid in capital and the $3.9 million charge to expense in your 2004 pro forma financial statements. However, it is still unclear how you intend to account for the compensation expense upon the offering consummation and why. Please clarify which shares will be vested and how you will record the corresponding compensation expense. In your response, please refer to the accounting literature that you relied upon in your determination.

Consolidated Communications Holdings, Inc. Financial Statements, page F-1

      Note 6.  Investments, page F-16

6. We refer to your equity method investment of GTE Mobilnet South Texas Limited Partnership. Considering Topic D-46: "Accounting for
Limited Partnership Investments," please tell us why you believe the equity method to be the most appropriate method of accounting for your interest in this company.

7. In note 3, you state that you accounted for your acquisition of TXUCV using the purchase method. Please tell us how you determined the values assigned to your investments in GTE Mobilnet`s South
Texas
and RSA #17 Limited Partnerships at the time of acquisition and your basis for this determination.

8. Include the audited financial statements of GTE Mobilnet of South
Texas and GTE Mobilnet of Texas RSA #17 as required by Rule 3-09 of
Regulation S-X.

      Note 8.  Goodwill and Other Intangible Assets, page F-17

9. We note the goodwill impairment charge of $10,147 recognized in 2004. In accordance with paragraph 47 of SFAS No. 142, revise to disclose:

* a description of the facts and circumstances leading to the impairment;
* the method of determining the fair value of the associated reporting unit; and
* if the recognized impairment loss is an estimate that has not yet been finalized, and if so, that fact and the underlying reasons.

10. We note the impairment loss recognized for your tradenames.
In
accordance with paragraph 46 of SFAS No. 142, revise to disclose:

* a description of the facts and circumstances leading to the impairment; and
* the method of determining the fair value of the associated reporting units.

      Note 16.  Restricted Share Plan, page F-28

11. We note your response to comment 33. You state that compensation expense associated with the restricted shares is determined based upon the call provision formula, rather than the fair value of the common stock. It appears that you believe the compensation expense for the entire award should be based upon the call provision formula.
Please tell us if the formula that you provided in your latest response represents your determination of the value of the call provision or the fair value of the restricted shares. Also provide us with the specific accounting literature that you considered in determining that compensation expense of the restricted stock awards can be based solely on the calculated amount of the call provision at each measurement date.

Exhibit 5.1, Legality Opinion

12. We note your revised legal opinion in response to prior comment
38; however, counsel cannot assume that the registrant has taken all the necessary corporate action to authorize and approve the organizational documents and file the charter under state law, which is a legal conclusion that counsel must make as a necessary requirement of the ultimate legality opinion. Counsel may only assume that documents have been duly authorized, approved or delivered by parties other than the company. Please revise.


*  *  *  *

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Christine Bashaw, Staff Accountant, at (202) 824-5422 or Terry French, Accountant Branch Chief, at (202) 942-
1990
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney,
at (202) 942-7914 or me at (202) 942-1990 with any other
questions.

							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

cc:	Alexander A. Gendzier, Esq.
	Fax:  212-556-2222
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Steven L. Childers
Consolidated Communications Illinois Holdings, Inc.
April 12, 2005
Page 1